KWESST MICRO SYSTEMS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the shareholders ("Shareholders") of common shares (the "Common Shares") of KWESST Micro Systems Inc. (the "Company") will be held on March 31, 2023, at 4:00 p.m. (EDT), which will be held by means of remote communication, rather than in person, for the following purposes:

1. to receive and consider the audited annual consolidated financial statements of the Company for the fiscal year ended September 30, 2022, together with the notes thereto and the independent auditor's report thereon;

2. to appoint KPMG LLP, Chartered Professional Accountants as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;

3. to fix the number of directors for the ensuing year at five (5), subject to such increases as may be permitted by the Articles of the Company;

4. to approve the election of the directors of the Company;

5. to consider, and if deemed advisable to adopt, a resolution ratifying and confirming the Company's long-term performance incentive plan ("LTIP");

6. to consider and, if deemed advisable, to pass, with or without variation, a resolution to approve, for the ensuing year, an amendment to the LTIP to increase the number of RSUs, PSUs, DSUs, and SARs, as defined herein, (collectively herein referred as "Stock Units") authorized for issuance pursuant to the LTIP from 60,682 (adjusted for 70 to 1 reverse split) to 407,274 Stock Units;

7. to consider and, if deemed advisable, to pass, with or without variation, a resolution ratifying and confirming the revised exercise price of the stock options held by executive officers, directors, employees and/or consultants of the Company; and

8. to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

Information relating to the matters to be brought before the Meeting is set forth in the management information circular dated February 13, 2023 (the "Circular").

Notice and Access

The Company has elected to use "notice-and-access" rules ("Notice-and-Access") under NI 54-101 for distribution of Proxy-Related Materials (as defined below) to Shareholders who do not hold shares of the Company in their own names (referred to herein as "Beneficial Shareholders"). Notice-and-Access is a set of rules that allows issuers to post electronic versions of Proxy-Related Materials on SEDAR and on one additional website, rather than mailing paper copies. "Proxy-Related Materials" refers to this Circular, the Notice of Meeting, a voting instruction form ("VIF") and the Company's audited consolidated financial statements for the year ended on September 30, 2022, and the related Management's Discussion and Analysis for the same period. The use of Notice-and-Access is more environmentally friendly as it helps reduce paper use. It also reduces the Company's printing and mailing costs. Shareholders are reminded to view the Proxy-Related Materials prior to voting. Proxy-Related Materials can be viewed online under the Company's website (Investors tab) and its profile on SEDAR at www.sedar.com or on the website of TSX Trust Company (the "Transfer Agent"), the Company's transfer agent and registrar, at http://docs.tsxtrust.com/2214. The Proxy-Related Materials will remain posted on the Transfer Agent's website at least until the date that is one year after the date the Meeting Materials were posted. The Company will not be adopting stratification procedures in relation to the use of Notice-And-Access. All Shareholders are reminded to review the Proxy-Related Materials before voting.

Shareholders may request paper copies of the Proxy-Related Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Proxy-Related Materials are posted on the Transfer Agent's website. In order to receive a paper copy of the Proxy-Related Materials or if you have questions concerning Notice-And-Access, please call or email TSX Trust Company, toll free at 1-866-600-5869 or tsxtis@tmx.com. Requests should be received by March 22, 2023, in order to receive the Meeting Materials in advance of the Meeting.

Record Date

The Board of Directors of the Company has fixed Friday, February 10, 2023, as the record date for the Meeting. Shareholders of record at the close of business on this date are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) or postponement(s) thereof on the basis of one vote for each Common Share held. The Board of Directors of the Company as determined that it is in the best interest of the Company that the Meeting be held in virtual only format. Shareholders will not need to, or be able to, physically attend the Meeting. Registered Shareholders and duly appointed proxyholders are entitled to vote at the Meeting either by attending virtually or by submitting a form of proxy.

How to Vote

Proxies must be deposited with TSX Trust Company not later than 5:00 p.m. (EST) on Tuesday, March 29, 2022, or if the Meeting is adjourned or postponed, not later than 48 hours, excluding Saturdays, Sundays, and holidays, preceding the time of such reconvened meeting or any adjournment or postponement thereof. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice.

Registered shareholders, proxyholders and appointees (including Beneficial Shareholders who wish to appoint themselves or another person as an appointee) will be able to participate at the Meeting, ask questions and vote, all in real time, provided they have obtained access to the Meeting platform, are connected to the Internet and comply with all of the requirements set out in the accompanying Circular. The additional information related to participation at the Meeting are set out in the Circular.

If you are unable to attend the Meeting in person, please complete, date, sign and return the enclosed form of proxy in the envelope provided herewith. Forms of proxy must be deposited or received before the close of business on the last business day preceding the day of the Meeting, or any adjournment thereof, at the offices of TSX Trust Company, the Company's transfer agent and registrar, located at Suite 301, 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, or at the registered office of the Company located at 155 Terence Matthews Crescent, Unit #1, Ottawa, Ontario, K2M 2A8, or they must be deposited with the chairman at the Meeting or any adjournment thereof. Please take note that the proxy of a shareholder who completes a form of proxy, but who still attends the Meeting and participates in any vote, will be automatically revoked.

If a Shareholder receives more than one form of proxy because such holder owns Common Shares registered in different names or addresses, each form of proxy should be completed and returned.

If you are a registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

DATED at Ottawa this 13th day of February, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "David Luxton"

David Luxton

Executive Chairman